Exhibit 4.17

AMENDMENT
TO
AMENDED AND RESTATED 2020 STOCK INCENTIVE PLAN
OF
GAMBLING.COM GROUP LIMITED

This Amendment (“Amendment”) to the Amended and Restated 2020 Stock Incentive Plan (as amended, the “Existing Plan”; as amended hereby, the “Plan”) of Gambling.com Group Limited, a company organized in Jersey (the “Company”), is adopted by the Company’s Board of Directors (the “Board”) as of March 4, 2026.

Statement of Purpose

The Existing Plan was last amended and restated on May 18, 2022, upon which date it became effective. Under Section 16(a) of the Existing Plan, the Board may amend the Existing Plan at any time, contingent on the approval of the Stockholders if Stockholder approval is required by applicable law. The Board has determined that it is in the best interests of the Company to amend the Existing Plan to: (1) increase the number of ordinary shares authorized for issuance and (2) increase the percentage by which the number of ordinary shares available to be awarded under the Existing Plan automatically increase on January 1 of each calendar year.

NOW, THEREFORE, the Existing Plan is hereby amended as follows, subject to the approval of the Stockholders:

1. Capitalized Terms. All capitalized terms used and not defined in this Amendment shall have the meanings given thereto in the Existing Plan.

2. Amendment to Existing Plan.

Section 4(a) “Stock Available for Awards – Shares Reserved” is hereby deleted in its entirety and replaced with the following:

(a)    Shares Reserved. Subject to adjustment under Section 7 of the Plan, the maximum number of ordinary shares of the Company, no par value (the “Ordinary Shares”) that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is 3,500,000 (less any ordinary shares underlying an award, including an option or a warrant, granted under the Company’s 2020 Stock Incentive Plan prior to the Effective Date). If any Award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of Ordinary Shares subject to such Award being repurchased by the Company pursuant to a contractual repurchase right) or results in any Ordinary Shares not being issued, the unused Ordinary Shares covered by such Award shall again be available for the grant of Awards under the Plan. In addition, subject to adjustment as provided in Section 7, such maximum number of Ordinary Shares that may be delivered in satisfaction of Awards under the Plan will automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 4% of the total number of Ordinary Shares outstanding on December 31st of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of Ordinary Shares. Further, Ordinary Shares tendered to the Company by a Participant to exercise an Award shall be added to the number of Ordinary Shares available for the grant of Awards under the Plan. However, in the case of Incentive Stock Options (as hereinafter defined), the foregoing provisions shall be subject to any limitations under the Code. Ordinary Shares issued under the Plan may consist in whole or in part of authorized but unissued shares, treasury shares, shares purchased on the open market or by private purchase, or a combination of the foregoing.

3.     Reference to and Effect on the Plan. The Plan, as amended hereby, and all other documents, instruments and agreements executed or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.

4.     Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Bailiwick of Jersey.

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Effective this 4th day of March 2026.